Exhibit (d)(12)

FIRST AMENDMENT TO CONFIDENTIAL EMPLOYMENT AGREEMENT

This FIRST AMENDMENT TO CONFIDENTIAL EMPLOYMENT AGREEMENT (this “First Amendment”) is entered into by and between Affinity Gaming (“Affinity”) and Jeffrey Solomon (“Mr. Solomon”).

WHEREAS, Mr. Solomon and Affinity entered into a Confidential Employment Agreement, effective February 29, 2016 (the “Employment Agreement”), in which Affinity agreed to employ Mr. Solomon as its Senior Vice President and Chief Operating Officer subject to the terms and conditions set forth in the Employment Agreement;

WHEREAS, the Employment Agreement contained provisions regarding Mr. Solomon’s participation in the Affinity Gaming 2011 Amended Long Term Incentive Plan (the “LTIP”), including various awards of restricted shares of Affinity common stock (“Restricted Shares”), options to acquire shares of Affinity’s common stock (“Stock Options”), and certain vesting conditions;

WHEREAS, Affinity entered into an Agreement and Plan of Merger, dated as of August 22, 2016 (the “Merger Agreement”), with Z Capital Affinity Owner, LLC, a wholly owned subsidiary of Holdings (as defined below) (“Owner”), and Affinity Merger Sub, Inc., a wholly owned subsidiary of Owner (“Merger Sub”), pursuant to which Merger Sub merged with and into Affinity, with Affinity surviving the merger as a wholly owned subsidiary of Owner;

WHEREAS, in connection with the transactions contemplated by the Merger Agreement, Mr. Solomon and Z Capital Affinity Holdings, LLC (“Holdings”) are entering into a Management Equity Term Sheet, dated as of October 7, 2016, in which Mr. Solomon agrees to cancel his Restricted Shares and Stock Options and all rights to receive equity from Affinity and its Affiliates in exchange for Class A and Class B Units of Holdings, and enter into an amended and restated limited liability company agreement of Holdings (the “LLC Agreement”) and a profits interest award agreement (the “Profits Interest Award Agreement”) governing the terms of his Class A and Class B Units of Holdings;

WHEREAS, Affinity and Mr. Solomon desire to enter into this First Amendment to amend and modify the Employment Agreement to reconcile its terms with Mr. Solomon’s new equity awards in Holdings; and

WHEREAS, Paragraph 29 of the Employment Agreement permits the parties to amend and modify the Employment Agreement in a writing signed by both Mr. Solomon and Affinity’s Chief Executive Officer.

NOW THEREFORE, in consideration of the mutual promises contained herein and for other good and valuable consideration, the sufficiency and receipt of which each party expressly acknowledges, Affinity and Mr. Solomon hereby amend the Employment Agreement as set forth in Paragraphs 1 — 3 below:

1.                                      Paragraph 8  (Long Term Incentive Plan) of the Employment Agreement is hereby deleted and replaced in its entirety with the following:

8.                                      Equity Participation.  Mr. Solomon holds Class A and Class B Units of Z Capital Affinity Holdings, LLC (“Holdings”) in accordance with and subject to the terms of the Amended and Restated Limited Liability Company Agreement of Z Capital Affinity Holdings, L.L.C. (the “LLC Agreement”) and Mr. Solomon’s Profits Interest Award Agreement with Holdings (the “Profits Interest Award Agreement”).   For the avoidance of doubt, Mr. Solomon acknowledges and agrees that his participation in the Affinity Gaming 2011 Amended Long Term Incentive Plan (the “LTIP”) has ended and he has no entitlement to any past, current, or future award or benefit under the LTIP or to any other equity or equity-based award from Affinity or any of its affiliates, pursuant to this Agreement or otherwise.

2.                                      With respect to Paragraph 11 (Termination) of the Employment Agreement:

a.              In the penultimate line of Paragraph 11.A., the phrase “and accelerated vesting of unvested LTIP awards” is deleted; at the end of Paragraph 11.A.(2), the word “and” is inserted after the semicolon; at the end of Paragraph 11.A.(3), the semicolon and the word “and” are deleted and replaced in their entireties with a period; and Paragraph 11.A.(4) is deleted in its entirety.

b.              Paragraph 11.B. is hereby deleted and replaced in its entirety with the following:

B.                                    For the purposes of Paragraph 11.A. above, “Cause” means Executive’s (i) material breach of this Agreement, (ii) indictment of, formal charge against, or plea of guilty or no contest to a felony or misdemeanor involving embezzlement, misappropriation of funds, moral turpitude, or dishonesty; (iii) willful and continued failure to substantially perform his duties with Affinity commensurate with his title and function or to follow the reasonable and lawful instructions of Affinity’s Chief Executive Officer (other than any failure resulting from incapacity due to physical or mental illness), unless the Executive has cured such failure within thirty (30) days following his receipt of written notice from Affinity specifying with particularity the alleged failure; (iv) the denial or revocation of a material license, qualification or certificate of suitability to the Executive by any governmental authority that holds regulatory, licensing or permit authority over gambling, gaming or casino activities (“Gaming Authority”); or (v) misconduct by Executive that causes any Gaming Authority to (w) fail to license, qualify and/or approve Affinity or its affiliate to own and operate a gaming business, (x) grant any such licensing, qualification and/or approval only upon terms and conditions that are materially adverse to Affinity or its affiliate, (y) significantly delay any such licensing, qualification and/or approval process that results in a material adverse effect to Affinity or its affiliate or (z) revoke or suspend any existing material license.

3.                                      Paragraph 31 (Entire Agreement) of the Employment Agreement is hereby deleted and replaced in its entirety with the following:

31.                               Entire Agreement.  This Agreement, the First Amendment to Confidential Employment Agreement, the Z Capital Affinity Holdings, LLC Management Equity Term Sheet, the LLC Agreement, and the Profits Interest Award Agreement constitute the entire agreement and understanding of the parties hereto with respect to the matters described herein, and supersede any and all prior and/or contemporaneous agreements and understandings, oral or written, between the parties.

4.                                      This First Amendment is effective as of the Closing Date as defined in the Merger Agreement.

5.                                      Other than as amended and modified above by this First Amendment, each party acknowledges and agrees that the remaining terms of the Employment Agreement remain in full force and effect as originally written.

6.                                      This First Amendment may be executed in counterparts, each of which taken together shall constitute one and the same instrument.  Facsimile or electronic transmission of an executed counterpart of this First Amendment shall be deemed to constitute due and sufficient delivery of such counterpart, and such signatures shall be deemed original signatures for purposes of enforcement and construction of this First Amendment.

JEFFREY SOLOMON	AFFINITY GAMING

/s/ Jeffrey Solomon	By:	/s/ Michael Silberling
Michael Silberling
Chief Executive Officer

Dated: October 13, 2016	Dated: October 13, 2016